Unit 1 – 15782 Marine Drive, White Rock, B.C. V4B 1E6

Tel: (604) 536-2711  |  Fax: (604) 536-2788

January 12, 2006

By Fax  202-772-9220

Jonathan Duersch

Division of Corporation Finance

US Securities and Exchange Commission

100 F Street NW Stop 7010

Washington, DC  20549

Dear Sirs:

Re:

Asia Pacific Resources Ltd.

Form 20-F/A for fiscal year ended December 31, 2004

Filed April 11, 2005

File No. 0-26636

This letter sets out the response of Asia Pacific Resources Ltd. (the "Company") to your correspondence of December 16, 2005 concerning the Company’s Annual Report on Form 20-F/A for the year ended December 31, 2004, File No. 0-26636, filed with the Securities and Exchange Commission on April 11, 2005 (the "Annual Report").

This letter also addresses the comments raised in a conference telephone call with SEC staff on December 1, 2005.

You had requested clarification on three points discussed in the conference call.

1. Confirm whether or not Olympus considered the loans to be advances to acquire equity at fair value pursuant to the terms of an intended private placement.

The Company cannot speak for Olympus. However, at the time of the first loan of $500,000 a Board meeting attended by all of the directors held over a three day period in January reported in detail on the Company’s attempts to search for a strategic partner to provide equity, financial, technical, marketing and project management support to carry the Udon potash project forward.

The Company had not sought equity financing since 2002, however, cash reserves were low at the end of 2003 at C$384,000.

Four directors, Messrs. Graber, Lee, Bovard and Connochie had all been involved in contacting potential investors to raise funds for the Company and all had an awareness of what the equity market would demand.

From mid 2003 the Company had been in serious discussions with a potential Chinese strategic partner and investor and at that January 2004 meeting the Board noted that due to the approval process any investment by them would not materialize until after April 2004 due to approvals required for offshore investment.

The Board was informed that Olympus offered to provide interim short term funding until the Company could arrange alternatives.  At this point in time the Company was hopeful of realizing on either an injection of cash from an equity financing or an investment from a strategic partner.  Olympus would have had the expectation of either converting into equity at fair value or being repaid in cash.

 Messrs. Graber, Lee, Bovard and Mintz declared an interest in the loan and abstained from voting.

The second loan of $1.5 million was approved by a resolution in writing and authorized Robert Connochie and Arthur Roth to negotiate and settle the terms.

Clarify to what extent, if any, Olympus had an idea of the nature and form of equity instruments that would be issued in the private placement at the time the loans were issued.

Again the Company cannot speak for Olympus. A realistic view of the Canadian equity markets at that time would have expected the private placement to be a unit offering.

At the time of the second loan, the Company primarily through Robert Connochie and Lee Graber, had accelerated its efforts in Canada to secure an equity financing and had opened discussions with a number of brokers.  Olympus through its position on the Board would have been aware of the discussions and would have had an idea of the potential terms.  On April 16, 2004 the Company received a proposal for an equity financing from Paradigm Capital Inc. which the Board agreed to.  The indicative terms in that proposal were very close to the ultimate terms of the private placement with only pricing subject to market conditions at the time.

Finally, please explain why the loans were issued at a 5% interest rate.  Specifically indicate whether or not this rate was at market for a company with the operational and liquidity uncertainties associated with your business.

Prime rate in Canada on January 16, 2004 was 4.25% and 4.0% on March 19, 2004.  The loans were issued slightly above prime on the expectation that they would either be repaid in cash very quickly or on the expectation that this was really a short term advance which would shortly be converted into equity at fair value.

We trust this satisfies your comments.  The Company will wait to file its Form 20F/A until you confirm your acceptance of our interpretation of EITF 00-27 to our situation.

Please contact Doris Meyer at the Company’s Canadian compliance office with any questions or request for further information.

Yours sincerely,

ASIA PACIFIC RESOURCES LTD.

/s/ Doris Meyer

Doris Meyer, Assistant Corporate Secretary

Cc:

The Audit Committee of Asia Pacific Resources Ltd.

Deloitte & Touche